EXHIBIT 99.2

FirstService Announces Election of Directors

TORONTO, April 09, 2020 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV) (NASDAQ: FSV) (“FirstService”) today announced that at its annual meeting of shareholders, held in Toronto yesterday, the eight director nominees listed in FirstService’s management information circular dated February 28, 2020, as supplemented (the “Circular”), were elected as directors of FirstService. Directors have been elected to serve until the close of the next annual meeting of shareholders. The detailed results of the vote are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Brendan Calder	27,523,406	98.498%	419,700	1.502%
Bernard I. Ghert	27,935,310	99.972%	7,796	0.028%
Jay S. Hennick	27,056,788	96.828%	886,318	3.172%
D. Scott Patterson	27,849,989	99.667%	93,117	0.333%
Frederick F. Reichheld	27,523,406	98.498%	419,700	1.502%
Joan Eloise Sproul	27,914,856	99.899%	28,250	0.101%
Michael Stein	26,819,949	95.981%	1,123,157	4.019%
Erin J. Wallace	27,527,334	98.512%	415,772	1.488%

*      The number of votes disclosed reflects proxies received by management in advance of the meeting.

FirstService shareholders also approved the appointment of PricewaterhouseCoopers LLP as the auditor of FirstService for the ensuing year and a non-binding advisory resolution on FirstService’s approach to executive compensation as set out in the Circular.

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector serving its customers through two industry leading platforms: FirstService Residential – North America’s largest manager of residential communities; and FirstService Brands – one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates US$2.4 billion in annual revenues and has approximately 24,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

For the latest news from FirstService Corporation, visit www.firstservice.com.

COMPANY CONTACTS:

D. Scott Patterson
President & Chief Executive Officer
(416) 960-9566

Jeremy Rakusin
Chief Financial Officer
(416) 960-9566